FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enersis S.A.

Securities Registration Record No. 175

Santiago, November 6th, 2012

Ger. Gen. No. 149 / 2012

Mr. Fernando Coloma C.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Alameda 1449

Santiago, Chile

            RE: Significant Event

To whom it may concern,

Pursuant to articles 9 and 10, paragraph 2 of the Securities Market Law (18,045), the provisions of General Norm 30 of the Superintendence, and in compliance with the norms set forth in Chapter XVI of the Chilean Companies Act, as well as the exercise of the powers bestowed upon me, I hereby inform you of the following significant event.  At its meeting held today, the Enersis Board of Directors agreed upon several matters of interest to shareholders in connection with the capital increase operation proposed by our parent company, Endesa, S.A. ("Endesa Spain ").

The Board of Directors of Enersis S.A. (“Enersis,” or the “Company”) commented on the use of funds, pointing out that cash proceeds, in the event of a successful capital increase, would be primarily for the following activities: the purchase of stakes in companies already consolidated by Enersis, opportunistic acquisitions in the region and in activities where the Company currently operates that are suitable for the Company’s best interest, adding value to it, through taking advantage of market opportunities. The foregoing is without prejudice to the need of a Board of Directors’ approval for each of the analyzed operations, which should be evaluated in particular, detailed and specific form in accordance with the  administration ordinary powers of the Board.

Also, Enersis Board of Directors approved the in-kind contribution from Endesa Spain of assets described in independent reports issued by the expert Mr. Eduardo Walker H. and appraisers IM Trust and Claro y Asociados.  According to the Board of Directors, such contribution should be in a range of value not less than US$3,586 million neither above US$3,974 million, or the equivalent amount in Chilean pesos, which ultimately will determine the Extraordinary Shareholders’ Meeting.  The Board of Directors expressly stated that the previous approval is in compliance with article 14 Bis of the by-laws, and it cannot be considered as a decision under the terms of Title XVI of Law No. 18,046, so it was without prejudice to what the Extraordinary Shareholders’ Meeting ultimately shall decide on the capital increase, according to the provisions in the said Title and articles 15 and 67 of the Chilean Companies Act.  The Board stated that this values’ range was approved by six out of the seven members of the corporate body, thus complying with the special quorum provided for in article 14 Bis, that requires approval of at least two thirds of the Board, noting that this decision’s foundations are contained in each individual opinion issued by the board members in connection with this operation, which are available to the shareholders in the Web page and corporate offices.

In addition, the significant event dated October 31, 2012, regarding the conditionality of the ongoing capital increase, the Enersis’ Board of Directors has analyzed various measures in order to safeguard the Company’s equity and those who attend the referred capital increase, which will be published in a timely manner and brought to knowledge of the market and the shareholders.

Finally, it was agreed by the Board of Directors to request Endesa Spain a statement regarding the following matters, in connection with the ongoing capital increase: (i) provision of certain representations and warranties with respect to Piura, Yacilec and Central Dock-Sud; (ii) commitment that Enersis S.A. will be the only vehicle for investment in South America of the Enel Group on conventional sources of energy, with the exception of the activities currently carried out through Enel Green Power and those who in the future can this latter company develop in the field of renewable energy; (iii) commitment to hold Enersis harmless on possible tax contingencies arising from the structure of the operation and (iv) maintenance of the commitment not to promote a special distribution of dividends as a result of the ongoing capital increase.

Sincerely yours,

Ignacio Antoñanzas A.

Chief Executive Officer

cc.:          Bolsa de Comercio de Santiago (Santiago Stock Exchange)

                Bolsa Electrónica de Chile (Electronic Stock Exchange)

                Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander Santiago - Bondholders Representative

Depósito Central de Valores (Central Securities Depository)

Comisión Clasificadora de Riesgos (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: November 7, 2012